UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities and Exchange Act of 1934
GLOBAL INNOVATIVE SYSTEMS, INC.
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

37938W 30 6
(CUSIP Number)

CHENG Wai Yee Carrie 4/F., OMC Centre, 35-47 Tsing Yi Road, Tsing Yi, New Territories Hong Kong (011)-(852)-2432 0170
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box     [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	Not Applicable

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TOMI FUJI CORPORATION LIMITED (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Tomi Fuji Corporation Limited is incorporated in Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,124,913 shares of common stock (1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
3,124,913 shares of common stock (1)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,124,913 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.4% based on 19,033,096 shares of common stock outstanding
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) Tomi Fuji Corporation Limited owns an aggregate of 3,124,913 shares of common stock of Global Innovative Systems, Inc. Chiu Fai Kwok directly owns 50% of the issued and outstanding shares of Tomi Fuji Corporation Limited. Tai Kwan Ho indirectly owns 50% of the issued and outstanding shares of Tomi Fuji Corporation Limited through Forward Trade Limited, a company wholly-owned by Tai Kwan Ho.

Item 1. Security and Issuer

This Statement relates to common shares with a par value of $0.001 (the "Common Shares") of Global Innovative Systems, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1703, Top Glory Tower, 262 Gloucester Road, Causeway Bay, Hong Kong.

Item 2. Identity and Background

This Statement is filed on behalf of Tomi Fuji Corporation Limited ("Tomi Fuji").

The following table lists the names, citizenship, principal residences or business addresses and principal occupations of the executive officers and directors of Tomi Fuji:
Name	Citizenship	Residence or Business Address	Principal Occupation
Mr. Kwok Chiu Fai Director	Hong Kong	Room 1512, Yuk Ping House, Long Ping Estate, Yuen Long, N.T.	Investor
Forward-Trade Limited Director(1)	Republic of Mauritius	2/F., Felix House, 24 Dr. Joseph Riviere Street, Port Louis, Republic of Mauritius	Investor
Ms. Cheng Wai Yee Carrie Deputy Chief Executive Officer	Hong Kong	4/F., OMC Centre, 35-47 Tsing Yi Road, Tsing Yi, N.T., Hong Kong	Operation
Ms. Ko Bo Bo Marketing Manager	Hong Kong	4/F., OMC Centre, 35-47 Tsing Yi Road, Tsing Yi, N.T., Hong Kong	Marketing

(1) Tai Kwan Ho is the sole director of Forward-Trade Limited.

Tomi Fuji operates as a trading company and has an address at 4/F, OMC Centre, 35-47 Tsing Yi Road, Tsing Yi, New Territories, Hong Kong.

During the last five years, neither Tomi Fuji nor, to its knowledge, any of its respective executive officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Tomi Fuji nor, to its knowledge, any of its respective executive officers or directors have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Tomi Fuji is organized under the laws of Hong Kong.

Item 3. Source and Amount of Funds or Other Consideration

Tomi Fuji beneficially owns a total of 3,124,913 Common Shares. Tomi Fuji acquired beneficial ownership of 3,124,913 Common Shares pursuant to a Share Exchange Agreement dated January 7, 2005 (the "Exchange Agreement"), among the Issuer, Tech Team Holdings Limited, a company incorporated pursuant to the laws of the Territory of the Cayman Islands ("Tech Team"), Bondy Tan and the shareholders of Tech Team as set out in the Exchange Agreement. The closing of the transactions contemplated in the Exchange Agreement was completed as of January 13, 2005. In accordance with the closing of the Exchange Agreement, the Issuer acquired all of the 354,798,533 issued and outstanding ordinary shares of Tech Team, in exchange for the issuance by the Issuer of 13,000,000 Common Shares to the shareholders of Tech Team on the basis of one Common Share for every 27.29219 ordinary shares of Tech Team.

In accordance with the closing of the Exchange Agreement, Tomi Fuji tendered 85,285,713 ordinary shares of Tech Team in exchange for 3,124,913 Common Shares.

Item 4. Purpose of Transaction

The purpose of the transaction described above was to enable the Issuer to acquire Tech Team and all of its wholly-owned and majority-owned subsidiaries.

Tomi Fuji has acquired the Common Shares for investment purposes. At this time, neither Tomi Fuji nor its executive officers or directors, have the intention of acquiring additional Common Shares, although Tomi Fuji reserves the right to make additional purchases on the open market, in private transactions and from treasury. Neither Tomi Fuji, nor its executive officers or directors, have any plans or proposals to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Tomi Fuji retains the sole power to direct the vote of, and accordingly has beneficial ownership of, 3,124,913 Common Shares (representing approximately 16.4% of such stock). Chiu Fai Kwok directly owns 50% of the issued and outstanding shares of Tomi Fuji and Tai Kwan Ho indirectly owns the remaining 50% of the issued and outstanding shares of Tomi Fuji through Forward Trade Limited, a company wholly-owned by Tai Kwan Ho.

To the knowledge of Tomi Fuji, none of its executive officers or directors have any power to vote or dispose of any Common Shares, nor did Tomi Fuji effect any transactions in such shares during the past 60 days, except as disclosed herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Tomi Fuji and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

10.1 Share Exchange Agreement dated January 7, 2005, among the Issuer, Tech Team, Bondy Tan and the shareholders of Tech Team.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 27, 2005	/s/ Cheng Wai Yee Carrie
Signature
Cheng Wai Yee Carrie
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)